Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111

November 11, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Keith A. O’Connell, Esq.

Re:

Stone Harbor Emerging Markets Income Fund (Registration Nos. 333-169361 and 811-22473)

Dear Mr. O’Connell:

On behalf of Stone Harbor Emerging Markets Income Fund (the “Registrant” or the “Fund”), we are writing this letter in response to questions you provided to Mr. Michael Dimitruk of this firm by telephone on November 9th, 2010, relating to Pre-Effective Amendment No. 1 to the Registrant’s registration statement on Form N-2, which was filed with the Securities and Exchange Commission (the “Commission”) on October 29, 2010.  For convenience of reference, the questions have been summarized before each response.

We acknowledge the following: (i) should the Commission or its staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

1.

Question:  The Staff requested clarification as to how the Fund would propose to calculate the management fee due to its investment manager when the Fund exits its obligations under a credit default swap by entering into an offsetting credit default swap position, in light of the fact that it is proposed that the investment manager’s fee be calculated in part based on the notional value of any credit default swaps written by the Fund.

Response:  The Fund confirms that, if the Fund exits its obligations under a credit default swap by entering into an offsetting credit default swap position, neither of these swap positions would be included in the Fund’s “total assets” for purposes of calculating the investment manager’s investment advisory fee.  The Fund will add clarifying disclosure to this effect in its prospectus.

2.

Question:  The Staff requested clarification as to whether the Fund would expect to receive any returns from credit default swaps written by the Fund other than premium payments from the swap counterparties.

Response:  The Fund confirms that, in addition to any premium payments with respect to credit default swaps written by the Fund, the Fund would also expect to seek capital appreciation, and engage in purchase and sale transactions, with respect to many such swap positions.  Written credit default swaps are often used as a substitute for long purchases of the underlying credit instruments.  The Fund’s investment manager believes that, although credit default swaps are not currently traded on an exchange (although this may change as a result of the Dodd-Frank Wall Street Reform and Consumer Protection Act), there are active and generally liquid markets with respect to many of these instruments.  In fact, the investment manager believes that in many cases credit default swaps are actually more available and more liquid than the underlying credit instruments.

* * *

We believe that this submission fully responds to the Staff’s questions.  If you have any further questions or comments please do not hesitate to call me at (415) 315-6369 or, in my absence, Michael Doherty at (212) 497-3612.

Best regards,

/s/ Michael Dimitruk

Michael Dimitruk

ADR:

Cc:

Adam J. Shapiro, Esq.

Michael G. Doherty, Esq.